                    PRESS RELEASE

Molecular Partners Reports Financial Results and Highlights for Q1 2026, with Clinical Studies Initiated on MP0712 and MP0317

•Lead Radio-DARPin MP0712 progressing in Phase 1/2a trial with multiple clinical sites opening and initial clinical data expected in 2026

•New data on Radio-DARPins’ amenability to range of therapeutic payloads enable isotope-agnostic strategy for expanding pipeline

•Strong financial position with cash including short-term time deposits of CHF 79 million (approx. USD 100 million), providing runway until late 2027

Zurich-Schlieren, Switzerland and Concord, Mass., May 12, 2026 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced corporate highlights and unaudited financial results for the first quarter of 2026.

"Molecular Partners had a strong start to 2026, with two clinical studies initiated. Our lead Radio-DARPin program, MP0712 targeting DLL3, is advancing in a Phase 1/2a trial, with clinical sites open and initial data anticipated this year. In addition, our new data highlight the ability to interchange isotopes on Radio-DARPins, including Lead-212 and Actinium-225, enabling our isotope-agnostic strategy in Radio. It is an exciting time for our company, and we have a strong financial position supporting the development of our growing pipeline of candidates,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

Research & Development Highlights

MP0712 & Radio-DARPin Pipeline

The US multicenter Phase 1/2a study of MP0712 has started (ClinicalTrials.gov: NCT07278479) and is recruiting. Four clinical sites are now open, with a total of nine expected by the end of 2026. Molecular Partners will present trial-in-progress posters on the Phase 1/2a study at the 2026 Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) and 2026 American Society of Clinical Oncology (ASCO) Annual Meeting and expects to share initial clinical data from this study in 2026.

MP0712 is the Company’s lead Radio-DARPin Therapy (RDT) targeting the tumor-associated protein delta-like ligand 3 (DLL3) and carrying the therapeutic payload 212Pb. MP0712 is being co-developed with Molecular Partners’ strategic partner Orano Med, a pioneer in targeted alpha therapy, for the treatment of patients with small cell lung cancer (SCLC) and other neuroendocrine cancers. The Phase 1/2a study objectives are to assess safety and determine a recommended Phase 2 dose for MP0712. The study contains a pre-treatment imaging and dosimetry step with 203Pb-labeled MP0712.

Molecular Partners and the NuMeRI team of Dr. Mike Sathekge presented first patient imaging and dosimetry data on MP0712 at the 8th Theranostics World Congress (TWC) in January 2026. The data from five evaluable patients with various DLL3-expressing cancers, including SCLC, urothelial, and other neuroendocrine cancers, were generated with MP0712 carrying the diagnostic isotope 203Pb as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa. The dosimetry data and the images, which showed specific uptake as well as robust accumulation of MP0712 in tumor lesions and limited uptake in healthy tissues, as intended, are supportive of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb.

The Company’s second RDT program MP0726 targets mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need, such as ovarian cancer.
Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN – a mechanism which has hampered the development of other MSLN-targeting therapeutics. Molecular Partners intends to advance MP0726 towards first-in-human imaging within the second half of 2026.

Molecular Partners is evaluating tumor targets in an isotope-agnostic manner for its Radio-DARPin pipeline and expects to nominate a new target in the second half of the year.

Molecular Partners presented pre-clinical data at the 3rd Global Radiopharmaceuticals Development Summit (RDS) in March 2026, outlining the suitability of Radio-DARPins to different isotopes. The data showed that the Company’s Radio-DARPin vector design allows interchangeability of alpha isotopes, including 212Pb and 225Ac, enabling an isotope-agnostic strategy to tailor therapeutic candidates to a specific target and disease biology.

In February 2026, the Company announced it entered into a non-exclusive development agreement with Eckert & Ziegler, a global leader in radiopharmaceutical manufacturing. This will expand the potential of Radio-DARPins as vectors for precise delivery of therapeutic alpha-emitting isotopes to tumors, now including 225Ac, in addition to 212Pb through the strategic partnership with Orano Med.

MP0317 (tumor-localized CD40 agonist)

An investigator-initiated, proof-of-concept Phase 2 study of MP0317 combined with standard-of-care (SoC) for the treatment of patients with advanced cholangiocarcinoma has started, with eight sites activated (NCT07036380) and patient treatment ongoing. The study is a randomized, multicenter study in France and aims to recruit 75 patients (with a 2-to-1 design, including 50 patients in the experimental arm and 25 in the control arm). The objective of the study is to assess the clinical benefit of MP0317 combined with SoC comprising the immunotherapy durvalumab, an anti-PD-L1 checkpoint inhibitor, plus gemcitabine-cisplatin-based chemotherapy, compared to SoC alone. MP0317, a FAP-localized CD40 agonist designed to lead to immune-mediated reshaping of the tumor microenvironment (TME), is hypothesized to improve the 12-month progression-free survival rate of patients compared to those treated with SoC only. The TME is known to play a crucial role in the development of cholangiocarcinoma, and of other solid tumor indications, and in treatment resistance.

The Company recently published in Nature Cancer (Steeghs et al. 2026 (e-pub 1 May); DOI: 10.1038/s43018-026-01150-1) the results from the completed Phase 1 dose-escalation study of MP0317 in patients with advanced solid tumors (NCT05098405; 46 patients treated across 9 dose levels). Comprehensive biomarker analyses from this trial confirmed tumor-localized CD40 activation and remodeling of the TME by MP0317, with a favorable safety profile. In addition, MP0317’s pharmacokinetic profile is suited for combination treatment settings, including checkpoint inhibitors. CD40 is an attractive target for cancer immunotherapy due to its strong immune-stimulatory activity. Molecular Partners believes that MP0317’s tumor-localized approach has the potential to deliver superior efficacy with fewer side effects compared to systemic CD40 agonists.

MP0533 (multispecific T cell engager)

MP0533 is being evaluated in a Phase 1/2a clinical trial for relapsed/refractory acute myeloid leukemia (AML) and myelodysplastic syndrome/AML (NCT05673057), with the dose escalation part fully recruited (10 cohorts). Last patients are on treatment, including two patients in remission for over one year who reached minimal residual disease (MRD) negativity.

Data presented at the 2025 American Society of Hematology (ASH) Annual Meeting showed an acceptable safety profile for MP0533 monotherapy across all 9 reported treatment cohorts. The pooled data from these 9 cohorts, comprising relapsed/refractory patients, indicate preliminary clinical activity for MP0533 independent of genetic risk profile, in particular in patients with low bone marrow blast count at baseline across different treatment cohorts.

Initial data from cohort 10 are in line with cohorts 1-9 findings and will contribute to defining a recommended dose range for MP0533. The results of this study support the exploration of MP0533 in combination with other AML therapies, and Molecular Partners has been approached by several consortia expressing interest in conducting such studies.

MP0533 is a novel tetra-specific T cell-engaging DARPin designed for selective and broad killing of AML cells in a mutation-agnostic manner. MP0533’s mode of action enables T cell-mediated killing of AML cells – which commonly co-express at least two of the three targeted antigens (CD33, CD123, CD70) – while preserving a therapeutic window that minimizes damage to healthy cells, which normally express one or none of the targets.

MP0632 and Switch-DARPin Platform (logic-gated immune cell engagers)

Molecular Partners presented new pre-clinical data on its Switch-DARPin T cell engager, with MP0632 announced as lead, at the American Association for Cancer Research (AACR) Annual Meeting in April 2026. These data support proof-of-concept of the Switch-DARPin design, showing that MP0632 leads to regression of established tumors expressing both EpCAM and MSLN, with minimal impact on tumors expressing only one of the antigens, thereby indicating a favorable therapeutic window. In addition, MP0632 allowed for safe use of potent CD2 co-stimulation for efficient tumor cell killing with low cytokine release profile. The data support MP0632’s potential as clinical lead candidate for the treatment of solid cancers expressing MSLN and EpCAM, including ovarian, endometrial, pancreatic, and other cancers.

MP0632 is a logic-gated Switch-DARPin T-cell engager (TCE), designed to achieve conditional tumor-localized immune activation targeting MSLN and EpCAM, which are highly co-expressed in ovarian cancer and other solid tumors. The CD3-engaging DARPin is unmasked (“Switched” on) and activates T cells only upon binding to both MSLN and EpCAM. MP0632 is half-life extended through a Fc domain, which broadens the Company’s capabilities in half-life engineering modalities.

Corporate Governance Highlights

All motions proposed by the Board of Directors at the Annual General Meeting, held in April, were approved by the shareholders of the Company by a wide majority.

This included the election of Clare Fisher by shareholders to the Board of Directors. Clare Fisher has more than two decades of healthcare experience in leadership roles, including corporate and business development, mergers and acquisitions, and strategy. She is currently the SVP for Global Business Development and M&A at BeOne Medicines, a global oncology company committed to discovering and developing innovative treatments for cancer patients worldwide.

Financial and Business Outlook

The Company's cash and cash equivalents and short-term time deposits were CHF 79 million (approximately USD 100 million) as of March 31, 2026, which, based on current operating assumptions, will be sufficient to fund its operations and capital requirements into late 2027 (previously early 2028) with increased R&D investment in an expanding pipeline.

Financial Calendar

August 25, 2026	Half-year results 2026
October 29, 2026	Interim Management Statement Q3 2026 (unaudited)

The latest timing of the above events can be viewed on the investor section of the website.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, as well as small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. The Company’s Radio-DARPins enable highly effective and specific delivery of potent radioactive payloads to tumor lesions while sparing healthy tissues. Molecular Partners’ Switch-DARPins allow conditional, tumor-localized immune activation, which enables increased safety and potency for next-generation immune cell engagers. Powered by twenty years of DARPin leadership, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate", “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.
Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.